SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Track Data Corporation
(Name of Subject Company (Issuer))

Track Data Corporation (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

891918-20-3
(CUSIP Number of Class of Securities)

Martin Kaye
Chief Operating Officer, Chief Financial Officer
Track Data Corporation
95 Rockwell Place, Brooklyn, NY 11217
Telephone: (718) 522-7373
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,127,296	$368.08

**
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 1,042,432 outstanding shares of common stock, par value $0.01 per share, are being purchased at the tender offer price of $3.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: $353.10                               Filing Party: Track Data Corporation
   Form or Registration No.: Schedule TO                            Date Filed: August 17, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 17, 2005, as amended by Amendment No. 1 filed on September 20, 2005 (as amended, the “Schedule TO”) by Track Data Corporation, a Delaware corporation (the “Company”), relating to the offer by the Company to purchase up to 1,000,000 shares of its common stock, $0.01 par value per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price of $3.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 2005, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c) 4 of the Securities and Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a) (1) (A) and (a) (1) (B), respectively.

The information in the Offer is incorporated in this Amendment No. 2 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.  ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

(d)
As previously indicated, the tender offer expired at 12:00 midnight, New York City time, on Friday, September 16, 2005. Based on the final count by the depositary for the tender offer, 1,042,432 shares of common stock were properly tendered and not properly withdrawn at a price of $3.00 per share. The Company has accepted for purchase 1,042,432 shares and will promptly pay $3.00 per share in respect of each of the shares accepted for purchase.

Item 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

    (a) (5) (D) Press release dated September 22, 2005 (Final results of tender offer).

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Track Data Corporation

By:	/s/	Martin Kaye
	Name:	Martin Kaye
	Title:	Chief Operating Officer, Chief Financial Officer

Dated: September 22, 2005

EXHIBIT INDEX

Item 12. Exhibits.

(a)(5)(D) Press release dated September 22, 2005 (Final results of tender offer)